SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring St, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Benedict 703-810-1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name – *if individual, state last, first, middle name*)

12060 SW 129th Court
Suite 201 (Address) Miami (City) FL (State) 33186 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/14

DD 3/12/14

OATH OR AFFIRMATION

I, Kevin D. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORY D. LUCHSINGER
COMMONWEALTH
REGISTRATION NO. 119670
MY COMM. EXPIRES 07/31/2014
OF VIRGINIA
NOTARY PUBLIC

Notary Public

Signature

President/CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST FINANCIAL GROUP LLC

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013

REPORT TO THE BOARD OF MANAGERS
FOR THE YEAR ENDED DECEMBER 31, 2013

OCM & Co
A PROFESSIONAL ASSOCIATION
CPAs

Northwest Financial Group LLC

Table of Contents

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

INDEPENDENT AUDITOR'S REPORT

January 28, 2014

To the Board of Managers of
Northwest Financial Group LLC

We have audited the accompanying financial statements of Northwest Financial Group LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in membership capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Managers of
Northwest Financial Group LLC
Page 2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Financial Group LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

ASSETS:	
Cash and cash equivalents	$998,450
Accounts receivable	51,757
Prepaid and other assets	33,004
Total assets	$1,083,211

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable	$7,062
Other accrued liabilities	66,327
Total liabilities	73,389
Commitments and contingent liabilities	
MEMBERSHIP CAPITAL:	
Invested capital	555,000
Retained capital	454,822
Total membership capital	1,009,822
Total liabilities and membership capital	$1,083,211

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Financial services	$4,820,505
Interest	2,941
Total revenues	4,823,446
Operating expenses:	
Commissions	2,135,014
Professional services	511,441
Office operations	361,732
Payroll and benefits	313,415
Salaries	292,004
Marketing	53,410
Miscellaneous	22,491
Total operating expenses	3,689,507
Net income	$1,133,939

The accompanying notes are an integral
part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

	Membership			
	Units	Invested Capital	Retained Capital	Total
Balance, December 31, 2012	1	$555,000	$107,883	$662,883
Net income	—	—	1,133,939	1,133,939
Capital distributions	—	—	(787,000)	(787,000)
Balance, December 31, 2013	1	$555,000	$454,822	$1,009,822

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$1,133,939
Changes in operating assets and liabilities:	
Accounts receivable	6,032
Prepaid and other assets	(291)
Accounts payable and other accrued liabilities	(218,000)
Net cash provided by operating activities	921,680
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(787,000)
Net cash used in financing activities	(787,000)
Net change in cash and cash equivalents	134,680
Beginning balance of cash and cash equivalents	863,770
Ending balance of cash and cash equivalents	$998,450

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(I) (the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial LLC.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized below.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable are generally commissions that have been earned, but not yet received. These receivables are deemed 100% collectible.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES

The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the "more likely than not" standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

NOTE 1: (CONTINUED)

SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 28, 2014, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 21 years of age. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2013, the Company contributed a matching contribution equal to 5.0% of employee contributions; however, no profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $64,000 for the year ended December 31, 2013.

DEFERRED COMPENSATION

NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. Total expense for the plan approximated $105,000 for the year ended December 31, 2013. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company has transactions with several affiliated entities. NWFCU is the sole owner of the Company's parent company NWCM.

The Company is located in NWCM's facilities. During the year ended December 31, 2013, the Company paid NWCM approximately $91,000 for rent. NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and certain other services. During the year ended December 31, 2013, the Company's share was approximately $16,000 for these services. Additionally, many of the Company's clients are referred by NWCM's parent, NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $167,995, which was $162,995 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

★★★★★★

Orth, Chakler, Murnane and Company, CPAs

A Professional Association

12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388

Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

January 28, 2014

To the Board of Managers of
Northwest Financial Group LLC

We have audited the financial statements of Northwest Financial Group LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated January 28, 2014, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II, is fairly stated in all material respects in relation to the financial statements as a whole.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
AS OF DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS:	
Compensation payable	$42,387
Other accounts payable and accrued liabilities	17,488
Annual leave accrual	6,510
Staff bonus accrual	5,430
401(k) payable	1,574
Total aggregate indebtedness	$73,389
NET CAPITAL:	
Total membership capital from the Statement of Financial Condition	$1,009,822
Deductions:	
Nonallowable assets:	
Cash and cash equivalents	$774,301
Accounts receivable	34,522
Prepaid assets	25,143
Other assets	7,861
Total non allowable assets	841,827
Net capital	$167,995
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$5,000
Excess net capital at 1,500%	$162,995
Excess net capital at 1,000%	$160,656
Ratio of aggregate indebtedness to net capital	0.44 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULE II
DECEMBER 31, 2013

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(I) of the Rule.

Orth, Chakler, Murnane and Company, CPAs

A Professional Association

12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388

Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

January 28, 2014

To the Board of Managers and Management of
Northwest Financial Group LLC

In planning and performing our audit of the financial statements of Northwest Financial Group LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

January 28, 2014

To the Board of Managers and Management of
Northwest Financial Group LLC
Herndon, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Northwest Financial Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northwest Financial Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northwest Financial Group LLC's management is responsible for Northwest Financial Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

To the Board of Managers and Management of
Northwest Financial Group LLC
Page 2

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Northwest Financial Group LLC's statements of income for respective quarter ends, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specific parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL